January 2, 2025

Phyllis Newhouse
President
CID Holdco, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

       Re: CID Holdco, Inc.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed December 18, 2024
           File No. 333-282600
Dear Phyllis Newhouse and Edmund Nabrotzky:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2024 letter.
 January 2, 2025
Page 2
Amendment No. 3 to Registration Statement on Form S-4
Questions and Answers about the Proposals, page xvi

1. Please update your disclosure in footnote (1) to the tables on pages xvi and 17 to indicate 349,505 shares of the Company's common stock were exercised in connection with the extension amendment proposal approved at the special meeting on November
       19, 2024, if true.
Summary of the Proxy Statement/Prospectus
After the Business Combination, page 8

2. Please revise footnote (5) to the table to accurately reflect the number of pro forma shares allocated to the former SEE ID stockholders.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 16

3. Please revise the second bullet point to accurately reflect the maximum redemption scenario.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page
142

4. Please explain pro forma adjustment S to the unaudited pro forma condensed combined balance sheet as of September 30, 2024.
5. Please revise your balance sheet adjustments so that they balance, i.e. the credits and debits net to zero. In this regard, it is unclear why adjustment D1 to temporary equity appears under all of the scenarios. It is also unclear why the amount of adjustment D1 was not reduced to reflect the post-balance sheet redemption.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
See ID, page 182

6. We note your revisions in response to prior comment 6. Please use the as of date for balance sheet account column headings.
7. We note the balance of SAFE agreements increased from $4,602,950 at December 31,
       2023 to $22,664,606 at September 30, 2024. Please fully describe the nature of the increase. As part of your detailed description explain how much of the increase is attributable to new issuances and how much is attributable to the revaluation of the
       SAFE agreements and discuss the significant factors impacting the increase in estimated fair value.
Note 5 - Related Party Transactions
Convertible Promissory Note - Related Party, page F-17

8. We note your disclosure that you issued a promissory note in the amount of $100,000 to the Sponsor on August 14, 2024. Please revise or remove disclosure in regard to the conversion feature, as necessary.
 January 2, 2025
Page 3
Administrative Service Fee, page F-18

9. Please tell us why the amount of administrative service fee outstanding as of December 31, 2023 disclosed here is $118,272 while $113,945 is disclosed in note
       6 to the December 31, 2023 audited financial statements.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Gerry Williams
      Krisanne Cunningham